As filed with the Securities and Exchange Commission on April 4, 2022	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Hong Kong

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☒	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), each representing the right to receive one (1) ordinary share of Henderson Land Development Company Limited (the “Company”)	100,000,000 ADSs	$5.00	$5,000,000.00	$463.50

*	Each unit represents 100 ADSs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Introductory paragraph.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (15) and (16).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (13).

	(iv)	The transmission of notices, reports and proxy soliciting material	Reverse of Receipt - Paragraphs (15) and (16).

	(v)	The sale or exercise of rights	Face of Receipt - Paragraph (9). Reverse of Receipt – Paragraphs (13) and (15).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraph (3) and (7). Reverse of Receipt - Paragraphs (13) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (20) and (21) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Reverse of Receipt - Paragraph (12).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (5), (6), (7), (8) and (9).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (6); Reverse of Receipt - Paragraphs (18) and (19).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (9).

Item 2.		AVAILABLE INFORMATION	Reverse of Receipt - Paragraph (12).

The Company publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market. As of the date hereof the Company’s internet website is https://www.hld.com/. The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in Rule 12g3-2(b). The information so published by the Company cannot be retrieved from the internet website of United States Securities and Exchange Commission (the “Commission”), and cannot be inspected or copied at the public reference facilities maintained by the Commission.

PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Form of American Depositary Receipt. — Filed herewith as Exhibit (a)(i).

(a)(ii)	Deposit Agreement, dated as of April 26, 1995, among Henderson Land Development Company Limited (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder (“Deposit Agreement”). — Previously filed on September 22, 2006, as Exhibit (a) to the Registration Statement on Form F-6 with Registration No. 333-137556.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both: (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of April 26, 1995, among Henderson Land Development Company Limited, Citibank, N.A., as depositary, and all Holders from time to time of American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 4th day of April, 2022.

Legal entity created by the Deposit Agreement, dated as of April 26, 1995, for the issuance of American Depositary Receipts evidencing American Depositary Shares representing the right to receive one (1) ordinary share of Henderson Land Development Company Limited

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Joseph Connor
Name: Joseph Connor
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Henderson Land Development Company Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Hong Kong SAR, PRC, on March 28, 2022.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

By:	/s/ Colin Lam Ko Yin
Name: Colin Lam Ko Yin
Title: Vice Chairman

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Mr. Colin Lam Ko Yin and Mr. Andrew Fung Hau Chung to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 28, 2022.

Signature	Title

/s/ Lee Ka Kit	Chairman and Managing Director
Lee Ka Kit	(Chief Executive Officer)

/s/ Lee Ka Shing	Chairman and Managing Director
Lee Ka Shing	(Chief Executive Officer)

/s/ Colin Lam Ko Yin	Vice Chairman
Colin Lam Ko Yin

/s/ Andrew Fung Hau Chung	Chief Financial Officer
Andrew Fung Hau Chung	(Principal Accounting Officer/Controller)

Signature	Title

/s/ John Yip Ying Chee	Director
John Yip Ying Chee

/s/ Fung Lee Woon King	Director
Fung Lee Woon King

/s/ Kwok Ping Ho	Director
Kwok Ping Ho

/s/ Suen Kwok Lam	Director
Suen Kwok Lam

/s/ Augustine Wong Ho Ming	Director
Augustine Wong Ho Ming

/s/ Wu King Cheong	Director
Wu King Cheong

Authorized Representative in the U.S.

/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)(i)	Form of ADR
(d)	Opinion of counsel to the Depositary
(e)	Certification under Rule 466